

Gale Wilkinson

LEAD INVESTOR Invested **$1,000** this round

We are investing in Viva because the management team has decades of experience and multiple exits under their belt, the product solves a real need for tenants while also improving business for landlords, and the company has achieved $236K in annual recurring revenue which is farther along than the average pre-seed deal. The deal is being led by Chingona Ventures, a strong VC who VITALIZE has co-invested with multiple times in the past, and the valuation is reasonable at $8M pre-money given the company's revenue traction and stage. References spoke highly of the product's ability to solve a real problem and the capabilities of the founding team to execute. We're bullish on the opportunity!